SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For September 1, 2003 to September 30, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: NJ Transit Implements NICE® Digital Video Recording Solution in Nation`s Largest Statewide Transportation System. Dated September 15, 2003.
  Press Release: Freedom Finance selects NICE Systems Recording Solution to Provide Superior Customer Service. Dated September 16, 2003.
  Press Release: TransWorks Implements NICE Voice-Over IP Recording Solutions at Facility in India. Dated September 17, 2003.
  Press Release: ECE Selects NICE for Quality Monitoring Call Center Solution to Deliver Superior Customer Supprot for Top Internet Service Provider. Dated September 24, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

____(2)____

Dated:  _____________

NJ Transit Implements NICE® Digital Video Recording Solution

in Nation`s Largest Statewide Transportation System

Smart Video will elevate customer service, operations, and security at new Secaucus Transfer Station.

Ra`anana, Israel, September 15, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, announces its participation in the much anticipated opening of the new state-of-the-art Secaucus Transfer Station.  New Jersey Transit selected the NiceVision® digital video and audio recording solution for the new station, which is in its entirety a $450 million project.  The Secaucus transfer station opened for business Saturday, September 6th.

NiceVision will initially record from more than 200 cameras integrated with 16 digital video recorders to provide security throughout the passenger terminal.  Future plans call for the deployment of NiceVision`s intelligent video content analysis capabilities, which will enhance both business performance and resource allocation for rail and bus services.  NiceVision currently operates in NJ Transit managed Newark`s Penn Station, New York`s Penn station, Maplewood, NJ and Orange, NJ.

The Secaucus Transfer Station has been the most complex construction project in NJ TRANSIT history. The station and supporting infrastructure are built above three active rail lines, including the electrified Northeast Corridor -- one of the busiest rail corridors in the world.

"As the nation's largest statewide public transportation system providing in excess of 750,000 daily trips on 240 bus routes, two light rail lines and 11 commuter rail lines, we are responsible for the efficient and safe transportation of millions of commuters. We will utilize the NiceVision system as an "information asset" to monitor, manage and impart safety throughout the entire enterprise.

The NiceVision system allows us to revolutionize the way we do business by providing information never before possible in areas involving security, scheduling and operations," said Michael K. Slack, Deputy Chief Information Officer, NJ Transit.

Page 2 - NJ Transit Implements NiceVision

NICE solutions integrate with checkpoint X-ray and related equipment, access control and many other security systems to ensure prompt threat detection and identification.

"I am excited for NICE Systems to be a part of this landmark installation", says Doron Eidelman, President of NiceVision.  "NJ Transit`s Back to Basics Customer Service Initiative launched last April, is clearly a model for success and one we are proud to support in our home state of New Jersey."

About NJ Transit

NJ Transit is the nation`s largest statewide public transportation system providing bus, rail and light rail services for 752,600 daily trips on 238 bus routes, two light rail lines and 11 commuter rail lines.  It is the third largest transit system in the country with 161 rail stations, 28 light rail stations and more than 17, 000 bus stops linking major points in New Jersey, New York and Philadelphia.

____(3)____

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Page 2 - NJ Transit Implements NiceVision

For more information on NICE contact:

Media
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

For more information on NJ Transit, contact:

Michael K. Slack	NJ Transit mslack@njtransit.com	973-491-8152

____(4)____

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

Freedom Finance selects NICE Systems Recording Solution to Provide Superior Customer Service

Ra`anana, Israel, September 16, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Freedom Finance, Britain`s leading finance broker has selected NICE Systems recording solution to monitor in-bound and out-bound calls to ensure the company is offering the highest standards of quality and performance to customers.  Freedom Finance is installing NiceLog®`s Total Recording, NiceUniverse® Quality Management, and NICE`s screen recording for its 400 seat operation center in the UK.

"NICE Systems was selected due to extensive experience with financial institutions, strong financial position, and proven technology", commented Patrick Haigh-Gannon IT Manager at Freedom Finance.  "In addition, we believe that NICE has a product road map that includes the capabilities that are the most closely aligned with our long term strategy.  Our NICE solution will help us with future compliance issues, and will enable us to be more competitive in the marketplace."

Freedom Finance has been arranging personal loans and mortgages since 1983 for people applying directly, either by phone or online, in response to national press and television advertisements.  It also handles declined loan and mortgage applications for several high street banks and building societies. Freedom Finance handles in excess of 80,000 telephone calls per month and is part of JZ International a 5 Billion pound turnover operation.

"As financial institutions are providing more and more banking services via the internet and telephone, the contact center is taking the place of face-to-face interactions", commented Jim Park president NICE EMEA.  "Forward thinking financial companies like Freedom Finance are expanding beyond recording for compliance purposes to record customer interactions for improved customer service. NICE has the advantage that we can provide the total recording and quality management recording solutions that meet all of their needs."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

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NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	800-663-5601
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____(6)____

TransWorks Implements NICE Voice-Over IP Recording Solutions at Facility in India

Ra`anana, Israel, September 17, 2003 - NICE Systems (NASDQ:  NICE) a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that TransWorks a leading provider of CRM (Customer Relationship Management) and BPO (Business Process Outsourcing) services in India, has implemented NICE`s Cisco VoIP recording solution in its 400 seat contact center in Bangalore, which is among the largest Cisco IPCC deployments in India.

"Our NICE solution enables us to continuously improve customer service for every interaction over all types of media," commented Prakash Gurbaxani, TransWorks' CEO. "We have improved our contact center business performance and have also received very positive feedback from our clients."

Additionally NICE Customer Experience Management (CEM) version 8.8 has met the Cisco AVVID (Architecture for Voice and Video Integrated Data) Partner Program test criteria for interoperability with the Cisco IP Contact Center Enterprise Edition version 4.6 and Cisco CallManager 3.3.

NICE`s VoIP solutions provide its customers with full application transparency, which facilitates and expedites the migration from conventional to VoIP infrastructure. NICE offers both software-only and hardware plus software solutions for risk management, compliance and quality monitoring with support for phone applications on Cisco 7940 and 7960 IP phones.

The Cisco AVVID Partner Program sets criteria for interoperability testing by independent third parties and enables leading product and services firms to deploy innovative business solutions. The program provides enterprise customers with information regarding Cisco AVVID partner products and services that an independent testing facility has tested and found to interoperate with Cisco networking technology.

IP telephony partners in the Cisco AVVID Partner Program expand customer choice with call processing, collaboration, and customer interaction solutions and services. These solutions are based on Cisco AVVID, a standards-based open architecture that provides enterprises with the foundation for advanced converged networks.  IP telephony partner solutions complement and extend Cisco AVVID with business applications that improve customer care, lower costs, and increase workforce productivity. These solutions include call accounting and billing, call processing, unified messaging, e-collaboration, and multimedia customer interaction.

With Cisco AVVID providing the architecture for a highly available, scalable, and unified network, IP telephony partner solutions interoperate with Cisco IP telephony products such as the Catalyst® 6000 Series switches, Cisco CallManager, Cisco Media Convergence Server, Cisco Integrated Communications System, and Cisco IP IVR.

Cisco CallManager is the software-based call-processing component of the Cisco enterprise IP telephony solution and a key component of the Cisco AVVID Architecture.  CallManager software extends enterprise telephony features and capabilities to packet telephony network devices such as IP phones, media processing devices, voice-over-IP (VoIP) gateways, and multimedia applications.

"NICE and Cisco support open, standards-based architectures and share a commitment to interoperable solutions," said Michael Ansley, Director of Voice Technologies Marketing in Europe Middle-East and Africa at Cisco   "Through this vision, the Cisco AVVID Partner Program delivers the power of choice to enterprises -- the ability to extend the Cisco end-to-end architecture with our members` world-class products and technologies. With Cisco AVVID partner offerings such as NICE CEM solutions version 8.8, customers can deploy a broad range of e-business solutions which foster innovation and drive rapid adoption of business-critical technologies."

____(7)____

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____(8)____

ECE Selects NICE for Quality Monitoring Call Center Solution to Deliver Superior Customer Support for Top Internet Service Provider

ISP's executives can remotely monitor customer interactions to gauge agent performance levels and glean business intelligence

Ra`anana, Israel, September 24, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that ECE, a leading technical support and customer service outsourcer, has selected NICE Systems for a Quality Monitoring recording system for its 800-agent contact center in Tampa, Florida. This site is dedicated to providing customer support for one of the world`s top Internet service providers (ISPs).

Using NICE Systems` NiceUniverse® Quality Monitoring software, ECE is able to monitor the quality of its agents` interactions with customers to ensure a high level of service. With the application`s Web-based interface, both ECE quality supervisors and their customer`s executives are able to monitor select calls and agent screen activity. The ISP customer`s executives have access to agent performance reports and can be certain that their customers are getting the best possible service. For example, executives and management are able to glean business intelligence from the recordings, such as the need for Internet service improvements or how well a consumer promotion is being received.

"We pride ourselves on providing an exceptional customer experience to our clients` customers," said Toni Portmann, president and CEO of ECE. "With the NICE quality monitoring solution we`re able to ensure consistent delivery of world-class service with every interaction. In today`s competitive business environment, quality agents and satisfied customers set ECE apart from the competition."

"ECE has been a long-time customer of ours and we`re proud to be a factor in their success," said Dr. Shlomo Shamir, president and CEO of NICE Systems, Inc. "Our quality monitoring solutions play an important role in ECE`s delivery of exceptional service and its ability to show its clients real value. Giving its customers a window into the wealth of information generated in its call center is a great strategic advantage ECE offers its clients."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

____(9)____

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

____(10)____